

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2024

Toby Hong Xu
Chief Financial Officer
Alibaba Group Holding Limited
26/F Tower One, Times Square
1 Matheson Street, Causeway Bay
Hong Kong S.A.R. People's Republic of China

> **Re: Alibaba Group Holding Limited**
> **Form 20-F for Fiscal Year Ended March 31, 2024**
> **File No. 001-36614**

Dear Toby Hong Xu:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended March 31, 2024
Letter from Our Chairman and Our CEO to Shareholders
Capital Management, page iii

1. You present free cash flow, a non-GAAP financial measure, without disclosing its most directly comparable GAAP measure, net cash provided by operating activities, with equal or greater prominence. Please revise your disclosure in accordance with the guidance in Item 10(e)(1)(i)(A) of Regulation S-K.

Item 5. Operating and Financial Review and Prospects
Non-GAAP Measures, page 131

2. Refer to footnote (1) to your reconciliation of diluted earnings per share/ADS to non-GAAP diluted earnings per share/ADS on page 133. You refer to the non-GAAP adjustments presented in your reconciliation of net income to non-GAAP net income for the description of all components included in the "non-GAAP adjustments to net income attributable to ordinary shareholders" line item. However, the "non-GAAP adjustments to net income attributable to ordinary shareholders" amounts are inconsistent with the total

of adjustments to reconcile net income to non-GAAP net income in all periods presented. Please tell us and expand footnote (1) to describe the difference between the "non-GAAP adjustments to net income attributable to ordinary shares" and the adjustments to reconcile net income to non-GAAP net income.

3. Your presentation of total segments adjusted EBITA on pages 131 and 135 appears to be a non-GAAP measure and should be reconciled to its most directly comparable GAAP measure. However, once reconciled it would appear such measure may include adjustments that are inconsistent with the applicable non-GAAP guidance. In this regard, adjusting for corporate "unallocated" expenses appears to present a non-GAAP measure that excludes normal, recurring, cash operating expenses. Therefore, please revise to remove this measure from your filings. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Questions 104.04 and 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Valeria Franks at 202-551-7705 or Suying Li at 202-551-3335 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services